April 8, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:	Suburban Propane Partners, L.P. Form 10-K for Fiscal Year Ended September 29, 2007 Filed November 28, 2007 File No. 1-14222

Mr. Owings:

This memorandum responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to Suburban Propane Partners, L.P. (the “Partnership”), dated March 25, 2008, relating to the Form 10-K for the fiscal year ended September 29, 2007, filed on November 28, 2007.

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Partnership’s response to that comment, including where applicable, example language that we propose to incorporate into prospective filings with the Commission in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Long-Term Debt Obligations and Operating Lease Obligations, page 43

Contractual Obligations, page 43

1.

Please include long-term obligations related to your postretirement benefit plans, self insurance programs and other non-current liabilities reflected in your balance sheet or disclose pertinent data for an understanding of the timing and amount of such obligations. In addition, please disclose that operating lease obligations exclude insurance, taxes, maintenance, and other costs and provide a context for readers to understand the impact of such costs on the obligations. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Partnership’s response:

In future filings, we will include in our tabular disclosure long-term obligations related to our postretirement benefit plans, self insurance programs and other non-current liabilities reflected in our balance sheet. We will also include a discussion regarding the items excluded from operating lease obligations. An example of our future disclosure for contractual obligations, and the related additional disclosure, is as follows (new or revised language is shown in bold italics):

The following table summarizes payments due under the Partnership’s known contractual obligations as of September 29, 2007.

(Dollars in thousands)	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2012 and thereafter	Total
Long-term debt obligations	$—	$—	$125,000	$—	$425,000	$550,000
Future interest payments	38,606	38,606	36,259	29,219	73,048	215,738
Operating lease obligations (a)	12,903	9,455	6,798	4,342	3,114	36,612
Postretirement benefit plan obligations	2,233	2,182	2,121	2,048	21,819	30,403
Self-insurance obligations (b)	16,955	9,312	6,807	4,755	12,479	50,308
Other contractual obligations	1,357	308	496	116	5,314	7,591
Total	$72,054	$59,863	$177,481	$40,480	$540,774	$890,652
(a)	Payments exclude costs associated with insurance, taxes and maintenance, which are not material to the operating lease obligations.
(b)

The timing of when payments are due for our self-insurance obligations is based on estimates that may differ from when actual payments are made. In addition, the payments do not reflect amounts expected to be recovered from our insurance providers, which was $13.9 million as of September 29, 2007 and included in other assets on the consolidated balance sheet.

Additionally, we have standby letters of credit in the aggregate amount of $51.0 million, in support of retention levels under our casualty insurance programs and certain lease obligations, which expire periodically through October 25, 2008.

Critical Accounting Policies and Estimates, page 26

2.

To the extent material, please present an analysis of the uncertainties involved in applying your critical accounting estimates or the variability that is reasonably likely result from their application over time. In doing so, address how accurate your assumptions and estimates have been historically, how much they have changed historically, and whether they are reasonably likely to change in the future. Also provide an analysis of the sensitivity of your estimates and assumptions to change based on other outcomes that are reasonably likely to occur and would have a material effect. Refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available at our website at www.sec.gov/rules/interp/33-8350.htm.

Partnership’s response:

We have provided a sensitivity analysis below regarding estimates associated with our pension and other postretirement benefits, which we will include in future filings (new or revised language is shown in bold italics). As disclosed in note 11 to the consolidated financial statements and Item 7, we changed the plan’s asset allocation to reduce investment risk and more closely match the asset mix to the future cash requirements of the plan. To the extent the change in asset mix effects the results of the sensitivity analysis, the example provided below may need to be modified for future filings.

Pension and Other Postretirement Benefits.

We estimate the rate of return on plan assets, the discount rate to estimate the present value of future benefit obligations and the cost of future health care benefits in determining our annual pension and other postretirement benefit costs. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in market conditions may materially affect our pension and other postretirement benefit obligations and our future expense. Actuarial assumptions are based upon management’s best estimates and judgment.

With other assumptions held constant, an increase of 100 basis points in the discount rate would have an estimated favorable impact of $0.3 million on net pension and postretirement benefit costs and an increase of 100 basis points in the expected rate of return assumption would have an estimated favorable impact of $1.3 million on net pension and postretirement benefit costs. With other assumptions held constant, a decrease of 100 basis points in the discount rate would have an estimated unfavorable impact of $0.1 million on net pension and postretirement benefit costs and a decrease of 100 basis points in the expected rate of return assumption would have an estimated unfavorable impact of $1.3 million on net pension and postretirement benefit costs.

Item 11. Executive Compensation, page 59

Compensation Discussion and Analysis, 59

3.

Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Clarify whether your President and Chief Executive Officer met with representatives of Mercer Human Resource Consulting regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Mercer Consulting works.

Partnership’s response:

The Partnership’s sole use of Mercer Human Resource Consulting (“Mercer”) was to provide the Partnership with benchmarking data as discussed on page 60 of the Form 10-K, and thus the President and Chief Executive Officer did not meet with representatives from Mercer. The information provided by Mercer was derived from a proprietary database maintained by Mercer and, as such, there was no formal consultancy role played by them. This database contains data collected from previous surveys conducted by Mercer. The Compensation Committee believes that the Mercer benchmarking data, which is provided to them by our Vice President of Human Resources, can be used by the Committee as an objective benchmark on which decisions relative to executive compensation can be based. In the course of its deliberations, the Compensation Committee compares the objective data obtained from the Mercer database to the internal analyses prepared by our Vice President of Human Resources.

We believe that we have adequately described the role of our Chief Executive Officer in the compensation decision-making process in the section titled “Role of Executive Officers and Compensation Committee in Compensation Process” and that in doing so, we have complied with Item 407(e)(3)(ii) and (iii) of Regulation S-K.

4.

You indicate that you benchmarked the compensation of your executives against companies included in the Mercer report with annual revenues of between $1.0 billion and $2.5 billion per year. Please tell us why you opted not to benchmark solely on a peer group of propane marketers or, at the very least, other energy fuel marketers or distributors, such as you have with respect to your Long Term Incentive Plan. Also, please disclose how much of a shortfall you were trying to lessen, as you indicate on page 60, in establishing the compensation packages for 2007 as compared to the Mercer benchmarked companies.

Partnership’s response:

As discussed in the Form 10-K on page 60, the use of the Mercer database provides a broad base of compensation benchmarking information for companies of a similar size to Suburban. The Partnership will explain in future filings that the Compensation Committee believes that benchmarking against such companies in determining total compensation opportunities is more appropriate because of the proximity of the Partnership’s headquarters to New York City and the need to realistically compete for skilled executives in an environment shared by numerous other enterprises that seek skilled employees. For this reason, the Compensation Committee chooses not to base its benchmarking on the compensation practices of other propane marketers due to the fact that the other, similarly-sized propane marketers compete for employees in vastly different economic environments.

The earning of a payment under the Long Term Incentive Plan is dependent upon the performance of our common units (stock) in contrast to the stock performance of a peer group of eleven other master limited partnerships over a three-year measurement period (referred to in the plan document as total return to unitholders). Because total return is predicated on a number of different factors, particularly earnings, this plan was implemented to provide an incentive to management to grow the business and to be conservative in regard to the management of expenses, among other things, and, thereby, enhance the return that we provide to our investors. As we disclosed in the first paragraph on page 66, because master limited partnerships are not taxpaying entities, potentially, these entities have more available cash to distribute to their investors than similar businesses that operate as corporations (because master limited partnerships do not pay corporate taxes). This sometimes enables master limited partnerships to provide a greater return, in the form of cash distributions, to their investors. As a result of this reasoning, the Compensation Committee chose this particular peer group for the Long Term Incentive Plan and chose to use the Mercer database as a tool to benchmark “total cash compensation opportunities” (see page 60).

Although we disclosed that the Compensation Committee focused on lessening the shortfall between the compensation packages provided to our executive officers and the parallel median compensation provided in the Mercer database, the Compensation Committee does not have a formal target with respect to the amount it is trying to lessen. Moreover, the Compensation Committee does not set specific percentile targets for total compensation of our executive officers compared to the total compensation of the peer group (see page 60).

Annual Cash Bonus Plan, page 62

5.

You have not provided quantitative disclosure of the fiscal budget that the compensation committee established for the annual cash bonus plan for 2008. Please disclose or, to the extent you believe disclosure of this target is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of Item 402 of Regulation S-K Interpretations available at www.sec.gov. If disclosure of the factors could cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

Partnership’s response:

The Partnership understands that any actions that occurred after the 2007 fiscal year end that affected 2007 compensation or that are material to an understanding of the Partnership’s compensation policies and decisions regarding its named executive officers in 2007 should be discussed. Disclosure of the fiscal 2008 performance targets under the Partnership’s annual cash bonus plan is not material to an understanding of our named executive officers’

compensation for fiscal 2007 or otherwise material in the context of the Compensation Discussion and Analysis. In addition, as a matter of policy, the Partnership has not historically provided, and does not currently intend to provide, guidance to the market on our quarterly or annual financial metrics. In future filings, we will continue to assess whether any post-fiscal year compensation decisions are material to an understanding of the Partnership’s compensation arrangements for the prior fiscal year. We did, however, disclose the target cash bonus as a percentage of salary for each of our named executive officers in order to provide investors information on the amount of cash bonus eligibility (page 61). In addition, we disclosed that the named executive officers have the opportunity to earn between 90% and 110% of their target cash bonuses (page 63). Finally, in order to provide some context as to the amount of cash bonuses actually earned in the past, we disclosed the percentage of the target cash bonus paid for each of the past three fiscal years (page 64).

2003 Long-Term Incentive Plan, page 64

6.

Please provide us with disclosure that reconciles the amounts granted under the LTIP-2 as reflected in Footnote (3) to the Summary Compensation Table as compared to the cash payouts related to the fiscal 2005 award earned at the conclusion of fiscal 2007 reflected here so that readers can understand what is reflected in the Summary Compensation Table.

Partnership’s response:

In accordance with the Instructions to Item 402(c)(2)(iii) and (iv)(2)(v), the summary compensation table discloses “the dollar amount[s] recognized for financial reporting purposes with respect to the fiscal year in accordance with SFAS 123R...” The cash payouts related to our named executive officers’ fiscal 2005 awards earned at the conclusion of fiscal 2007 was an additional disclosure that we provided in our Long Term Incentive Plan narrative and bears no meaningful relationship to the SFAS 123R expense recognized during fiscal 2007.

2000 Restricted Unit Plan, page 66

7.

You indicate on page 67 that your practice is to determine the dollar amount of equity compensation that you want to provide. Please revise to elaborate upon how the amount of the total pool and individual grants are determined.

Partnership’s response:

In future filings, we will cross reference from this discussion to earlier parts of the Compensation Discussion and Analysis where these items are discussed. For example, on page 60 of the Form 10-K, we disclose the steps that the Compensation Committee takes in determining the total pool, including (i) first reviewing the total cash compensation opportunities that were provided to our executive officers during the prior fiscal year and (ii) then comparing each executive officer’s total cash compensation opportunity to the total median cash compensation opportunity for the parallel position in the Mercer database. We also will cross-reference to the disclosure on page 61 under “Allocation Among Components”.

Change of Control, page 74

8.

Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments of provision of benefits upon termination or change in control. See item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee’s decision regarding other compensation elements.

Partnership’s response:

As discussed on pages 72-74 of the Form 10-K, the Partnership has entered into employment agreements with Mr. Alexander and Mr. Dunn. The final provisions of both agreements were the result of negotiations between the Compensation Committee and each individual and are not reducible to a specific process. For example, Mr. Alexander is the only Chief Executive Officer that has been employed by the Partnership. As a result, some aspects of his employment arrangements predate the existence of the Partnership and were agreed to by the former general partner. Over the years, when considering whether to renew Mr. Alexander’s contract, the Compensation Committee has considered among other factors, Mr. Alexander’s experience, performance and the fact that our headquarters is located in the New York Metropolitan area. Similar considerations applied to the circumstances under which Mr. Dunn’s employment agreement was negotiated. The Partnership’s termination and change in control arrangements are an important part of the competitive total compensation provided to its executives. These termination and change in control arrangements also assist in retaining those executives with the leadership abilities and skills necessary during a transition period. These arrangements did not affect any decision made in fiscal 2007 with respect to any other compensation elements for the Partnership’s named executive officers.

In future filings, to the extent applicable, we will provide information on the guidelines the Compensation Committee applies when approving severance arrangements for our named executive officers. In addition, to the extent applicable, we will disclose any relationship between decisions on such arrangements and decisions regarding other compensation elements.

Summary Compensation Table for Fiscal 2007, page 76

9.	Please include narrative disclosure following the summary compensation and grants of plan-based awards tables, as applicable. See Item 402(e) of Regulation S-K.

Partnership’s response:

The Partnership will add narrative disclosure in future filings in the footnotes of the summary compensation table and grants of plan-based awards table describing any material factors necessary to an understanding of the information disclosed in the tables, as well as cross-references to the Compensation Discussion and Analysis where appropriate. For example, this disclosure would include cross-references to the material terms of each named executive officer’s employment agreement or arrangement (currently described in the Compensation Discussion and Analysis under the heading “Employment Agreements” (pages 72-74)) and the material terms of awards reported in the grants of plan-based awards table (currently described in the Compensation Discussion and Analysis under the headings “Annual Cash Bonus Plan” (pages 62-64), “2003 Long-Term Incentive Plan” (pages 64-66) and “2000 Restricted Unit Plan” (pages 66-68)). In addition, see below our response to Comment 11 with respect to the explanation of the amount of salary and bonus in proportion to total compensation.

10.

We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Dunn’s total stock award is substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to Mr. Dunn.

Partnership’s response:

The amount reported in the summary compensation table as Mr. Dunn’s “stock award” represents the SFAS 123R expense charged to earnings for his 2005, 2006 and 2007 Long Term Incentive Plan (“LTIP-2”) awards during the year. We explained that Mr. Dunn met the plan’s retirement criteria which necessitated an accelerated charge to earnings for the value of his awards under SFAS 123R. Mr. Dunn’s LTIP-2 awards are based on a percentage of his target bonus (as are all LTIP-2 awards). We disclosed information regarding these awards on pages 64 - 66 that describes the relationship of the value of the award to the named executive officer’s salary. As disclosed on page 64, Mr. Alexander’s award is based on 30% of his target bonus; however, Mr. Dunn’s awards (as are the awards of all other named executive officers) are based on 52% of his target bonus.

In footnote 3 to the Summary Compensation Table, we indicate that Mr. Dunn has met the retirement eligibility requirements under the retirement provisions of LTIP-2, accordingly, SFAS 123R requires us to recognize compensation expense as if all outstanding awards were fully vested and payable to Mr. Dunn (in accordance with the measurement provisions of the plan document).

We believe that when the summary compensation and the grants of plan-based awards tables are reviewed in tandem (the summary compensation table reports SFAS 123R charges and the grants of plan-based awards table reports grants made to the named executive officers during the fiscal year for which the Form 10-K was filed), there is adequate disclosure to show that there is not a “material” difference between the policy applied to Mr. Dunn and to the other named executive officers.

11.

In future filings, please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation. See Item 402(e) of Regulation S-K.

Partnership’s response:

Under the heading “Allocation Among Components” (page 61), the Partnership disclosed the percentages of each named executive officer’s total cash compensation opportunity as represented by salary, cash bonus (target) and long-term incentives. As discussed above with respect to Comment 9, the Partnership will add narrative disclosure in future filings in the footnotes of the summary compensation table and grants of plan-based awards table describing any material factors necessary to an understanding of the information disclosed in the tables. For example, this disclosure would include a cross-reference to discussion in the Compensation Discussion and Analysis with respect to the amount of salary and bonus in proportion to total compensation, as well as an explanation of any variations from the expected allocation among the different compensation components.

Certain Relationships, page 93

12.	Please describe your policies and procedures for the review, approval, or ratification of the transactions you describe in this section. See Item 404(b) of Regulation S-K.

Partnership’s response:

As is explained on page 54, under the caption “Partnership Management,” under our Partnership Agreement, the Audit Committee has the authority to review, at the request of the Board of Supervisors, specific matters as to which the Board of Supervisors believes there may be a conflict of interest in order to determine if the resolution or course of action in respect of such conflict proposed by the Board of Supervisors is “fair and reasonable to the Partnership”. The charter of the Audit Committee (referenced on page 57 under the caption “Audit Committee Charter”) specifically references the Audit Committee’s duty and responsibility to review, and approve or ratify, any related party transactions as defined in Item 404 of Regulation S-K. In future filings, we will expressly disclose the Audit Committee’s responsibility to review and approve related party transactions disclosed under Item 13.

Financial Statements, page F-1

Note 1. Partnership Organization and Formation, page F-7

13.

Please tell us the authoritative accounting literature you relied upon in accounting for the GP Exchange Transaction. In doing so, tell us your consideration of the applicability of EITF D-42, including why you did not reduce the limited partners’ interest in net income for fiscal 2007 by the excess of the fair value of common units transferred to the general partners over the carrying amount of the general partners’ interest.

Partnership’s response:

In determining the accounting for the GP Exchange Transaction, we considered two options: 1) the guidance in EITF D-42 or 2) whether the exchange was more akin to a treasury stock transaction. We concluded that EITF D-42 was not applicable because the Incentive Distribution Rights (“IDRs”) were akin to common equity interests in the Partnership, rather than preferred interests. This conclusion was based on an analysis of the IDRs under FAS 150, as well as additional considerations in EITF D-98 and ASR 268. Importantly, we noted that the value of the IDRs depended on the residual profits of the Partnership. The Partnership had no obligation to make a payment to the holders of the IDRs unless there were sufficient residual funds available to make payments to all of the Limited Partners (“LP”) and General Partners (“GP”). Thus, the distributions payable on the IDRs were not preferred distributions ranking ahead of or senior to the distributions to the limited or general partner interests. In fact, payments to the IDRs were only made after certain levels of distributions were made to the other residual holders (LP and GP).

In the event of a liquidation of the Partnership, the IDRs would have participated on the same basis as the other partnership interests. All other liabilities in the Partnership would receive distributions prior to the LP, GP or IDRs. Consistent with the ongoing distributions, the LP and GP unit holders would then first receive distributions up to a defined amount and the IDR holder would only participate in distributions above that amount. As a result, the economic value of the IDRs was directly influenced by the performance of the Partnership as a whole, no different than the economic value of the LP and GP units.

Consistent with the discussion of the characteristics of equity in paragraphs 60-63 of Concept Statement 6, the value of the IDRs stems from its interest in the residual interest of the Partnership. The IDRs had no claim or unconditional right to receive future transfers of assets from the enterprise except in liquidation and only after all other liabilities have been satisfied. In summary, therefore, we concluded that the IDRs were common equity interests in the Partnership and, thus, common equity accounting and classification of the IDRs in partners’ capital was deemed appropriate.

Therefore, we concluded that the appropriate accounting for the acquisition of the GP interest, including the IDRs, was to record the exchange as a treasury stock transaction,

which resulted in recording the acquisition of the interest at fair value and the difference between fair value and the carrying amount reflected in partners’ capital as a reduction to common unitholders, consistent with the guidance in ARB 43, Chapter 1.

Note 7. Income Taxes, page F-17

14.	Please disclose taxable income of the partnership in a reconciliation from GAAP net income or tell us why you believe disclosure of taxable income is not meaningful to investors.

Partnership’s response:

We believe that disclosure of the Partnership’s taxable income would not be meaningful to our investors for the following three reasons:

i.

The Partnership’s fiscal and tax years do not coincide. With respect to our Form 10-K for the fiscal year ended September 29, 2007, our fiscal year began on October 1, 2006; however, in accordance with Internal Revenue Code (“IRC”) Section 706(b), the Partnership cannot have a tax year other than its “majority-interest tax year.” Because the majority of the Partnership’s partners are calendar-year taxpayers (i.e., individuals), the Partnership’s tax year is, and has been, since the Partnership’s initial public offering, calendar rather than fiscal. We believe that the GAAP/Tax year disparity would give rise to, among other things, the following misleading information:

•

The investors would have already included taxable income attributable to the first quarter of the reported fiscal year in their prior year’s tax returns and will include the last three quarters of the reported fiscal year with the first quarter of the next fiscal year in tax returns filed for the calendar year during which the reported fiscal year ended.

•

The taxable income disclosed for the reported fiscal year would, in a number of respects, be misleading due to distortions created by the mid-year convention for depreciation required under the Modified Accelerated Cost Recovery System when attempting to report taxable income for a fiscal year that does not coincide with the Partnership’s tax year.

ii.

Due to the complexity of the IRC’s partner and partnership provisions, the investor would be unable to account for the effects of special allocations to certain groups of partners under IRC Section 704(c). The Partnership makes these special allocations to eliminate the disparity between a partner’s “book” capital account (credited with the fair market value of contributed property or the investment) and “tax” capital account (credited with the investor’s tax basis).

iii.

The investor would be unable to account for the effects of special basis adjustments under IRC Section 743(b). Because the Partnership has made the election provided for by IRC Section 754, the Partnership adjusts each investor’s basis in the Partnership’s assets (inside basis) pursuant to IRC Section 743(b) to reflect his or her purchase price

(outside basis). The 743(b) adjustment belongs to a particular transferee partner and not to other partners. Basis adjustments such as this give rise to income and deductions by reference to the portion of each transferee purchaser’s purchase price attributable to each asset of the Partnership. As a result of this complexity (coupled with the fact that the Partnership has more than 70,000 investors), we disclosed in note 7 to the consolidated financial statements that “[t]he aggregate difference in the basis of the Partnership’s net assets for financial and tax reporting purposes cannot be readily determined as the Partnership does not have access to information regarding each partner’s basis in the Partnership.”

In conclusion, because of the disparity between the Partnership’s fiscal and tax years and the complexities associated with the IRC Section 704(c) and 743(b) adjustments, the Partnership’s taxable income for the fiscal year is not indicative of what an individual investor would report on his or her calendar-year tax return. While a reconciliation between GAAP and taxable income could be produced, we do not believe that it would provide meaningful information to our investors because this information could not be used by them to estimate their pro-rata share taxable income for a particular calendar year.

Note 8. Long-Term Borrowings, F-19

15.

Please disclose the amount of partners’ capital or net income restricted or free from restrictions as to payment of distributions under the restrictive covenants of your debt agreements. Refer to Rule 4-08(e)(1) of Regulation S-X.

Partnership’s response:

The Revolving Credit Agreement and the 2003 Senior Notes both contain restrictions on the payment of distributions, which were disclosed in note 8 to the consolidated financial statements (on page F-22). In order to supplement this disclosure and comply with the comment, we will include the following additional disclosure in future filings:

Under the 2003 Senior Note indentures, the Partnership is generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if no event of default exists or would exist upon making such distributions, and the Partnership’s consolidated fixed charge coverage ratio, as defined, is greater than 1.75-to-1.

Under the Revolving Credit Agreement, as long as no default exists or would result, the Partnership is permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding fiscal quarter.

Note 11. Employee Benefit Plans, page F-22

16.	Please tell us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect of pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Partnership’s response:

For purposes of measuring the expected return on plan assets, the Partnership had historically used the calculated market-related value approach as permitted by SFAS 87. The market-related value was measured using a 3-year spreading method, which spreads the variation between actual and expected return over 3 years. This approach was utilized in order to mitigate expense volatility related to the expected return on plan assets as it had a high concentration of equity securities. Management believed that the calculated market-related value approach was appropriate given the concentration of equity securities so as to not distort annual periodic pension expense, based on a long term rate of return assumption in accordance with FAS 87, as a result of short-term asset value fluctuations.

Because of a change in our investment policies and practices during the fourth quarter of fiscal 2007, and the corresponding change in the mix of the plan’s assets, effective in the first quarter of fiscal 2008, we changed our market-related value approach to the fair value approach. As disclosed in note 11 to the financial statements (under the caption, Plan Asset Allocation, on page F-27) and Item 7 (under the caption, Pension Plan Assets and Obligations, on page 42), we had fully funded the accumulated benefit obligation by the end of fiscal 2007 and changed the plan’s asset allocation to reduce investment risk and more closely match the asset mix to the future cash requirements of the plan. Specifically, the plan’s target asset allocation is now 80% fixed income, 20% equities versus the prior targets of 40% fixed income and 60% equities. We considered this change in methodology to be a modification of an accounting principle necessitated by events that are clearly different in substance from those previously occurring.

In future filings, we will disclose how the market-related value of plan assets is determined. An example of the disclosure is as follows:

The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the market-related value of plan assets. The market-related value of pension plan assets is the fair value of the assets. Unrecognized actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan.

Note 15. Discontinued Operation and Disposition, page F-29

17.

We note that in connection with the sale of the underground granite propane storage cavern you entered into a long-term storage arrangement with the purchaser that will enable you to continue to meet the needs of your retail operations. Please tell us in further detail the terms of this arrangement and explain to us why you meet the conditions of paragraph 42 of SFAS 144 for discontinued operations treatment. Refer to also EITF 03-13.

Partnership’s response:

The propane storage agreement (“PSA”) entered into in connection with the sale of our Tirzah, South Carolina underground granite propane storage cavern allows the Partnership to store up to 7 million gallons of propane (with no minimum guarantee), as needed, for a period of ten years commencing on April 1, 2008 (“Secondary Term”). The period from the closing date to March 31, 2008 was the Initial Term. The PSA provides for annual storage fees of $0.07 per gallon of propane for the Initial Term that is to be re-set by the lessor annually during the Secondary Term. For each annual period during the Secondary Term, the annual storage fee shall be determined as follows: A) If there is third party storage at the facility, the annual storage fee shall be one cent per gallon less than the average storage rate then being paid by third parties at the facility; or B) If there is then no third party storage at the facility, the annual storage fee shall be once cent per gallon less than market rates at similar facilities in the area, as defined. The PSA also stipulates the fees associated with excess storage, loading, pipeline tariff and transfer of propane.

The PSA is, in general terms, the same type of contract used by the Partnership in its operation of the facility to lease storage to third parties, including pricing that is common in the marketplace.

We considered the guidance in paragraph 42 of SFAS 144, as well as EITF 03-13 in determining whether to report the sale of the storage cavern as discontinued operations. At the time of sale, the storage and pipeline operations were eliminated from the Partnership’s ongoing operations. We assessed the cash outflows expected to be generated by the PSA and determined that they were not significant to the cash outflows that would have been generated by the disposed component. In assessing whether any continuing involvement exists, we considered whether the existence of the PSA could be considered as a form of continuing involvement that would be construed as significant. We concluded that the PSA represents an agreement in the normal course of operations and is similar in nature to other storage agreements that the Partnership has with other storage facilities. In addition, the existence of the storage agreement does not provide the Partnership the ability to influence the operating or financial policies of the assets, nor does the existence of the agreement cause the Partnership to retain any risk related to the asset.

In connection with responding to the Staff’s comments, the Partnership hereby acknowledges that the Partnership is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended September 29, 2007; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s feedback. If you have any further questions or comments, please do not hesitate to contact me at (973) 887-5300.

Very truly yours,
/s/ Michael A. Kuglin
Michael A. Kuglin Controller
cc:	P. J. Himelfarb, Weil, Gotshal & Manges LLP